SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 11, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 11, 2010, entitled “Syneron Reports Third Quarter 2010 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: November 11, 2010

Syneron Reports Third Quarter 2010 Results

YOKNEAM, ISRAEL--(Marketwire - November 11, 2010) - Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced third quarter 2010 financial results for the three month period ended September 30, 2010. Third quarter 2010 financial results are for Syneron and Candela as a combined company. The third quarter 2009 year-over-year comparative financial results referred to below are pro-forma financial results assuming the merger with Candela Corporation had occurred on January 1, 2009.

Third Quarter 2010 Highlights Include:
•	Revenue of $44.4 million, up 10.0% year-over-year
•	International revenue of $29.0 million, up 20.8% year-over-year
•	Non-GAAP gross margin of 52.3%, up from 46.3% in the prior year and 48.9% in Q2 2010
•	Non-GAAP operating loss of $0.5 million, or 1.1% of revenue compared to $8.8 million, or 21.8% of revenue in the prior year
•	Cash and cash equivalents, including short-term bank deposits and investments in marketable securities, were $222.6 million at September 30, 2010

Lou Scafuri, Chief Executive Officer of Syneron, commented, “The third quarter results reflect our continued success in the marketplace and our ability to deliver products that address the changing paradigm in the aesthetic industry. In particular, we benefitted from the international strength of our business to drive significant growth. We are confident the Company will continue to execute on cross-selling opportunities that are driving our revenue growth.

“During the quarter we effectively managed our expenses and delivered operational efficiencies from the Candela integration, which led to further improvements in our operating results. Overall, we are pleased with our third quarter results and expect to further advance our market leadership based on the strength of our innovative products and unmatched global channel to market capabilities.”

Revenue: Third quarter 2010 revenue was $44.4 million, an increase of 10.0% compared to $40.4 million in the third quarter 2009. International revenue was $29.0 million, an increase of 20.8% compared to $24.0 million in the third quarter 2009. Third quarter 2010 revenue in North America was $15.4 million, compared to $16.4 million in the third quarter 2009.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2010:

Gross Margin: Third quarter 2010 gross margin was 52.3%, compared to 48.9% in the second quarter 2010 and 46.3% in the third quarter 2009.

Operating Loss: Third quarter 2010 operating loss was $0.5 million, compared to an operating loss of $3.3 million in the second quarter 2010 and $8.8 million in the third quarter 2009. Third quarter 2010 operating loss represented 1.1% of revenue in the quarter, compared to 6.9% in the second quarter 2010 and 21.8% in the third quarter 2009.

Net Loss: Third quarter 2010 loss from continuing operations before non-controlling interest was $1.5 million, compared to a loss of $4.1 million in the second quarter 2010 and $8.1 million in the third quarter 2009.

Loss Per Share: Third quarter 2010 loss per share was $(0.04), compared to a loss per share of $(0.12) in the second quarter 2010 and $(0.24) in the third quarter 2009.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2010:

Gross Margin: Third quarter 2010 gross margin was 50.8%, compared to 47.2% in the second quarter 2010 and 45.2% in the third quarter 2009.

Operating Loss: Third quarter 2010 operating loss was $5.0 million, compared to an operating loss of $6.5 million in the second quarter 2010 and $11.5 million in the third quarter 2009.

Net Loss: Third quarter 2010 net loss was $5.3 million, compared to a net loss of $6.2 million in the second quarter 2010. In the third quarter of 2009 the net loss before non-controlling interest was $10.1 million.

Loss Per Share: Third quarter 2010 loss per share was $(0.15), compared to a loss per share of $(0.18) in the second quarter 2010 and $(0.30) in the third quarter 2009.

Cash Position: As of September 30, 2010, cash and cash equivalents, including short-term bank deposits and investments in marketable securities, were $222.6 million.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, net loss, net loss per basic and diluted share, which exclude one-time expenses relating to the merger with Candela Corporation and an expense charge related to stock-based compensation and amortization and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its third quarter 2010 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q3 2010 Results Conference Call."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 20334812.

 About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three-months ended		For the Nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Revenue	$44,442	$14,279	$136,073	$40,323
Cost of sales	21,867	4,705	75,704	14,664

Gross profit	22,575	9,574	60,369	25,659

Operating expenses:
Sales and marketing	13,821	7,531	49,121	26,287
General and administrative	6,783	4,225	29,490	13,059
Research and development	6,672	3,063	20,423	8,949
Other expenses	348	-	2,774	-
Legal settlement, net	-	-	-	(3,975)

Total operating expenses	27,624	14,819	101,808	44,320

Loss from operations	(5,049)	(5,245)	(41,439)	(18,661)

Other income (expense):
Financial Income, net	480	447	298	1,661
Other expense	(14)	-	(66)	-

Total other income (expense)	466	447	232	1,661

Loss from continuing operations before income taxes	(4,583)	(4,798)	(41,207)	(17,000)

(Benefit) expense from income taxes	669	858	(5,537)	2,455

Loss from continuing operations before non-controlling interest	(5,252)	(5,656)	(35,670)	(19,455)

Net loss attributable to non-controlling interest	-	107	1,555	213
Income from discontinued operations, net of income taxes	-	-	196	-

Net Loss attributable to Syneron shareholders	$(5,252)	$(5,549)	$(33,919)	$(19,242)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest	$(0.15)	$(0.21)	$(1.04)	$(0.71)
Net loss attributable to non-controlling interest	-	-	0.05	0.01
Income from discontinued operations	-	-	0.01	-
Net Loss attributable to Syneron shareholders	$(0.15)	$(0.21)	$(0.98)	$(0.70)

Weighted average shares outstanding:
Basic and diluted	34,473	27,530	34,314	27,505

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2010	2009
Assets

Current assets:
Cash and cash equivalents	$75,774	$24,372
Short-term bank deposits	2,231	1,000
Available-for-sale marketable securities	134,418	169,309
Accounts receivable, net	42,401	13,758
Other current assets	11,722	2,753
Inventories, net	23,558	8,592

Total current assets	290,104	219,784

Non-current assets:
Severance pay fund	297	246
Long-term deposits and others	1,419	221
Long-term available-for-sale marketable securities	10,187	11,449
Investments in affiliated company	1,050	1,050
Property and equipment, net	3,891	2,885
Goodwill and Intangible assets, net	52,667	34,632
Deferred taxes	10,014	-

Total non-current assets	79,525	50,483

Total assets	$369,629	$270,267

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$15,891	$3,735
Other accounts payable and accrued expenses	56,469	30,153

Total current liabilities	72,360	33,888

Non-current liabilities:
Contingent consideration	17,294	7,331
Deferred Revenues	4,407	902
Warranty Accruals	572	558
Accrued severance pay	526	330
Deferred taxes	5,550	-

Total non-current liabilities	28,349	9,121

Stockholders' equity:	268,920	227,258

Total liabilities and stockholders' equity	$369,629	$270,267

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine months ended:

	September 30,	September 30,
	2010	2009
Cash flows from operating activities:
Net loss before non-controlling interest	$(35,474)	$(19,455)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations	(232)	-
Share-based compensation expense	2,504	3,427
Depreciation and amortization	6,911	1,509
Impairments of available-for-sale marketable securities and other intangible assets	1,608	208
Realized loss, changes in accrued interest, and amortization of premium on marketable securities	689	1,322
Revaluation of contingent liability	1,262	-
Other non-cash items	(45)	-
Changes in operating assets and liabilities
Accounts receivable	2,488	15,878
Inventories	11,813	3,161
Other current assets	(1,245)	831
Other assets	(10)	-
Accounts payable	7,173	(5,160)
Accrued payroll and related expenses	(3,407)	13
Deferred revenue	(4,244)	(3,189)
Accrued warranty costs	(426)	28
Income taxes payable and deferred	3,172	1,366
Other accrued liabilities	702	(842)

Net cash used by operating activities	(6,761)	(903)

Cash flows from investing activities:
Purchases of property and equipment	(482)	(396)
Maturities of held-to-maturity marketable securities	460	-
Proceeds from the sale of available-for-sale marketable securities	167,548	211,565
Purchase of available-for-sale marketable securities	(131,784)	(247,368)
Net cash received from acquisition of subsidiary	22,533	(41)
Other investing activities	(1,276)	(3,135)

Net cash provided by (used by) investing activities	56,999	(39,375)

Cash flows from financing activities:
Proceeds from the issuance of common stock	631	194

Net cash provided by financing activities	631	194

Effect of exchange rates on cash and cash equivalents	533	-

Net increase (decrease) in cash and cash equivalents	51,402	(40,084)

Cash and cash equivalents at beginning of period	24,372	72,366

Cash and cash equivalents at end of period	$75,774	$32,282

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

GAAP operating loss	$(5,049)	$(5,245)	$(41,439)	$(18,661)

Stock-based compensation	925	738	2,504	3,427
Amortization of acquired intangible assets	1,602	68	4,649	204
Merger, restructuring and other non-recurring costs	2,031	-	24,449	-

Non-GAAP operating loss	$(491)	$(4,439)	$(9,837)	$(15,030)

GAAP loss from continuing operations before non-controlling interest	$(5,252)	$(5,656)	$(35,670)	$(19,455)

Stock-based compensation	925	738	2,504	3,427
Amortization of acquired intangible assets	1,602	68	4,649	204
Merger, restructuring and other non-recurring costs	2,031	-	24,449	-
Income tax adjustments	(781)	-	(8,223)	-

Non-GAAP loss from continuing operations before non-controlling interest	$(1,475)	$(4,850)	$(12,291)	$(15,824)

GAAP loss per share from continuing operations before non-controlling interest	$(0.15)	$(0.21)	$(1.04)	$(0.71)

Stock-based compensation	0.03	0.03	0.07	0.12
Amortization of acquired intangible assets	0.04	-	0.14	0.01
Merger, restructuring and other non-recurring costs	0.06	-	0.71	-
Income tax adjustments	(0.02)	-	(0.24)	-

Non-GAAP loss per share from continuing operations before non-controlling interest	$(0.04)	$(0.18)	$(0.36)	$(0.58)

Weighted average shares outstanding:

Basic and diluted	34,473	27,530	34,314	27,505

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three months ended September 30, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$14,279	$26,224	$(87)	$40,416
Cost of sales	4,705	17,175	268	22,148

Gross profit	9,574	9,049	(355)	18,268

Operating expenses:
Sales and marketing	7,531	6,778	966	15,275
General and administrative	4,225	5,345	74	9,644
Research and development	3,063	1,789	-	4,852
Legal settlement, net	-	-	-	-

Total operating expenses	14,819	13,912	1,040	29,771

Loss from operations	(5,245)	(4,863)	(1,395)	(11,503)

Other income:
Financial Income, net	447	219	-	666
Other income	-	-	-	-

Total other income	447	219	-	666

Loss from continuing operations before income taxes	(4,798)	(4,644)	(1,395)	(10,837)

Expense (benefit) from income taxes	858	(1,060)	(507)	(709)

Loss from continuing operations before non-controlling interest	(5,656)	(3,584)	(888)	(10,128)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest				$(0.30)

Weighted average shares outstanding:
Basic and diluted				34,200

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the nine months ended September 30, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$40,323	$87,383	$(262)	$127,444
Cost of sales	14,664	54,404	1,095	70,163

Gross profit	25,659	32,979	(1,357)	57,281

Operating expenses:
Sales and marketing	26,287	21,957	2,904	51,148
General and administrative	13,059	11,307	300	24,666
Research and development	8,949	6,423	-	15,372
Legal settlement, net	(3,975)	-	-	(3,975)

Total operating expenses	44,320	39,687	3,204	87,211

Loss from operations	(18,661)	(6,708)	(4,561)	(29,930)

Other income:
Financial Income, net	1,661	565	-	2,226
Other income	-	9	-	9

Total other income	1,661	574	-	2,235

Loss from continuing operations before income taxes	(17,000)	(6,134)	(4,561)	(27,695)

Expense (benefit) from income taxes	2,455	(2,035)	(1,659)	(1,239)

Loss from continuing operations before non-controlling interest	(19,455)	(4,099)	(2,902)	(26,456)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest				$(0.77)

Weighted average shares outstanding:
Basic and diluted				34,175

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three months ended September 30, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(5,245)	$(6,258)	$(11,503)

Stock-based compensation	738	477	1,215
Amortization of acquired intangible assets	68	1,291	1,359
Merger, restructuring and other non-recurring costs	-	105	105

Non-GAAP operating loss	$(4,439)	$(4,385)	$(8,824)

GAAP loss from continuing operations before non-controlling interests	$(5,656)	$(4,472)	$(10,128)

Stock-based compensation	738	477	1,215
Amortization of acquired intangible assets	68	1,291	1,359
Merger, restructuring and other non-recurring costs	-	105	105
Income tax adjustments	-	(681)	(681)

Non-GAAP loss from continuing operations before non-controlling interests	$(4,850)	$(3,280)	$(8,130)

GAAP loss per share from continuing operations before non-controlling interests			$(0.30)

Stock-based compensation			0.04
Amortization of acquired intangible assets			0.04
Merger, restructuring and other non-recurring costs			-
Income tax adjustments			(0.02)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.24)

Weighted average shares outstanding:

Basic and diluted			34,200

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the nine months ended September 30, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(18,661)	$(11,269)	$(29,930)

Stock-based compensation	3,427	1,863	5,290
Amortization of acquired intangible assets	204	3,959	4,163
Merger, restructuring and other non-recurring costs	-	602	602

Non-GAAP operating loss	$(15,030)	$(4,845)	$(19,875)

GAAP loss from continuing operations before non-controlling interests	$(19,455)	$(7,001)	$(26,456)

Stock-based compensation	3,427	1,863	5,290
Amortization of acquired intangible assets	204	3,959	4,163
Merger, restructuring and other non-recurring costs	-	602	602
Income tax adjustments	-	(2,336)	(2,336)

Non-GAAP loss from continuing operations before non-controlling interests	$(15,824)	$(2,913)	$(18,737)

GAAP loss per share from continuing operations before non-controlling interests			$(0.77)

Stock-based compensation			0.15
Amortization of acquired intangible assets			0.12
Merger, restructuring and other non-recurring costs			0.02
Income tax adjustments			(0.07)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.55)

Weighted average shares outstanding:

Basic and diluted			34,175

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com